December 6, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Ouster, Inc.

Registration Statement on Form S-4

Filed November 23, 2022

(File No. 333-268556)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) of Ouster, Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on December 8, 2022, or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Drew Capurro of Latham & Watkins LLP at (714) 755-8008 or, in his absence, Nima Movahedi of Latham & Watkins LLP at (714) 755-8262 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Angus Pacala
Angus Pacala
Chief Executive Officer
Ouster, Inc.

cc:	Via Email

Adam Dolinko, Ouster, Inc.

Mark Bekheit, Esq., Latham & Watkins LLP

Drew Capurro, Esq., Latham & Watkins LLP

Nima Movahedi, Esq., Latham & Watkins LLP